EXHIBIT 8

                          PITNEY, HARDIN, KIPP & SZUCH
                               MAIL P.O. BOX 1945
                       MORRISTOWN, NEW JERSEY 07962-1945



                                                              December 20, 1994


Valley National Bancorp
1445 Valley Road
Wayne, New Jersey 07470
Attn: Mr. Gerald H. Lipkin, Chairman
      and Chief Executive Officer

American Union Bank
2784 Morris Avenue
Union, New Jersey 07083
Attn: Gerald F. Metzheiser, President
      and Chief Executive Officer

                    Re:     Merger of American Union Bank
                            into Valley National Bank



     We have represented Valley National Bancorp ("Valley"), a New Jersey corporation which is a registered bank holding company, and Valley National Bank ("VNB"), a federally chartered commercial banking corporation which a wholly owned subsidiary of Valley, in connection with the proposed merger of American Union Bank ("American Union"), a New Jersey chartered commercial banking corporation, into VNB (the "Merger"). The Merger shall be effected pursuant to the provisions of an Agreement and Plan of Merger dated as of November 9, 1994 by and among Valley, VNB and American Union (the "Merger Agreement").

     In connection with such representation, we have reviewed the Registration Statement (Form S-4) filed with the Securities Exchange Commission pertaining to the Merger (the "Registration Statement") and, in our opinion, the information included in the section of the Registration Statement captioned "Federal Income Tax Consequences" accurately describes the material federal income tax consequences of the Merger. In addition, annexed hereto is a form of opinion of this firm regarding federal income tax matters applicable to the Merger (the "Closing Tax Opinion"), the delivery of which is a condition precedent to the consummation of the Merger pursuant to the Merger Agreement. At this time, we expect to deliver such opinion at the closing of the Merger.

     We hereby consent to our being designated as an expert in the Registration Statement with respect to the federal income tax consequences of the Merger and to the inclusion of this letter as an exhibit to the Registration Statement.

                                                Very truly yours,



                                                 PITNEY, HARDIN, KIPP & SZUCH


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                                      -2-

                           [Effective Date of Merger]



Valley National Bancorp
1445 Valley Road
Wayne, New Jersey 07470
Attn: Mr. Gerald H. Lipkin, Chairman
      and Chief Executive Officer

American Union Bank
2784 Morris Avenue
Union, New Jersey 07083
Attn: Gerald F. Metzheiser, President
      and Chief Executive Officer

                     Re:     Merger of American Union Bank
                             into Valley National Bank

     We have represented Valley National Bancorp ("Valley"), a New Jersey corporation which is a registered bank holding company, and Valley National Bank ("VNB"), a federally chartered commercial banking corporation which a wholly owned subsidiary of Valley, in connection with the proposed merger of American Union Bank ("American Union"), a New Jersey chartered commercial banking corporation, into VNB (the "Merger"). The Merger shall be effected pursuant to the provisions of an Agreement and Plan of Merger dated as of November 9, 1994 by and among Valley, VNB and American Union (the "Merger Agreement"). This opinion is delivered pursuant to Section 6.1(d) of the Merger Agreement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

     Pursuant to the Merger Agreement, at the Effective Time the Merger shall be effected by the merger of American Union into VNB, pursuant to federal and New Jersey state law, with VNB surviving.

     Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of American Union Common Stock (other than Dissenting Shares) shall be converted into the right to receive 0.50 (the "Exchange Ratio") shares of Valley Common Stock, subject to adjustment as set forth in the Merger Agreement. No fractional shares of Valley Common Stock shall be issued, and in lieu thereof, any holder of American Union Common Stock who otherwise would be entitled to receive a fractional interest will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price of Valley Common Stock.

     In addition to the foregoing facts, on the date hereof, you have delivered certificates in which you have made the following additional representations in regard to the Merger and have authorized us to rely on such representations in expressing the within opinions:

     1. The fair market value of the Valley Common Stock received by each American Union shareholder in connection with the Merger will be approximately equal to the fair market value of the American Union Common Stock surrendered in the exchange.

     2. To the best knowledge of the management of American Union, there is no plan or intention on the part of the shareholders of American Union on the date hereof to sell, exchange or otherwise dispose of a number of shares of Valley Common Stock received in the Merger that would reduce such American Union shareholders' ownership of Valley Common Stock to a number of shares having a value, as of the date of the Merger, of less than 51 percent of the value of all of the formerly outstanding American Union Common Stock as of the same date. For purposes of this representation, shares of American Union Common Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of Valley Common Stock will be treated as outstanding American Union Common Stock on the date of the Merger. American Union has considered, in making this representation, any shares of American Union Common Stock that have been sold, redeemed or otherwise disposed of by shareholders who own 5 percent or more of American Union Common Stock, or by shareholders who are officers or directors of American Union, after the announcement of the Merger and prior to the Effective Time to the extent the management of American Union has knowledge on the date hereof of any such sales, redemptions or dispositions.

     3. Following the Merger, Valley has no present intention to issue additional shares of its stock that would result in the present shareholders of Valley losing control of Valley within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). (Hereafter, "Section" references shall be references to Sections of the Code.).

     4. None of the compensation received by any shareholder-employees of American Union will be separate consideration for, or allocable to, any of their shares of American Union Common Stock.

     5. Valley has no plan or intention to redeem or otherwise reacquire any of its stock issued in the Merger.

     6. The payment of cash in lieu of fractional shares of Valley Common Stock is solely for the purpose of avoiding the expense and inconvenience to Valley of issuing fractional shares of Valley Common Stock and does not represent separately bargained-for consideration.

     7. Following the Merger, Valley and VNB will continue the historic business of American Union or use a significant portion of American Union's business assets in the business of VNB.

     8. There is no intercorporate indebtedness existing between Valley and American Union, or between VNB and American Union, that was issued, acquired, or will be settled at a discount.

     9. No parties to the Merger are investment companies as defined in Sections 368(a)(2)(F)(iii) and (iv).

     10. American Union is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

     11. Valley and VNB have no plan or intention to liquidate VNB or merge VNB with and into another entity, or sell or otherwise dispose of any of the assets of American Union acquired in the Merger, except for dispositions made in the ordinary course of business, or transfers described in Section 368(a)(2)(c).

     12. The liabilities of American Union assumed by VNB and the liabilities to which the transferred assets of American Union are subject were incurred by American Union in the ordinary course of its business and are associated with the assets to be transferred.

     13. The fair market value of the aggregate assets of American Union transferred to VNB in the Merger will equal or exceed the sum of the liabilities assumed by VNB plus the amount of liabilities, if any, to which the transferred assets are subject.

     14. American Union and the shareholders of American Union will pay their respective expenses, if any, incurred in connection with the Merger.

     15. There is no larger integrated transaction of which the Merger constitutes only one step.

     As counsel to Valley and VNB, we have examined the Merger Agreement and copies of ancillary agreements, certificates, instruments and documents pertaining to the Merger delivered by the parties thereto. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us. As to any facts material to our opinions expressed herein, we have relied on representations of the parties to the Merger without undertaking to verify the same by independent investigation. The within opinions are based on our analysis of the Code, Treasury Regulations promulgated thereunder, and relevant interpretive authorities as in effect on the date hereof.

     Based on the foregoing, we are of the opinion that:

     1. The Merger qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A). VNB and American Union each are a "party to a reorganization" within the meaning of Section 368(b)(2).

     2. No gain or loss will be recognized by VNB or American Union in connection with the Merger. Sections 361(a) and 1032.

     3. No gain or loss will be recognized by the shareholders of American Union whose American Union Common Stock is converted solely into Valley Common Stock in connection with the Merger. Section 354(a).

     4. American Union shareholders receiving cash in lieu of fractional shares of Valley Common Stock will be treated as if such fractional shares had been received from Valley and then subsequently redeemed by Valley. The cash received by the American Union shareholders in lieu of fractional shares will be treated as having been received as full payment in exchange for the fractional shares deemed to have been redeemed as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116, Rev. Proc. 77-41, 1977-2 C.B. 574. Accordingly, such shareholders will recognize gain or loss on the receipt of such cash measured by the difference between the amount of such cash and the respective adjusted basis of such shareholders in their fractional shares of Valley Common Stock considered to have been redeemed.

     5. The basis of any Valley Common Stock received by a shareholder of American Union in connection with the Merger shall equal the adjusted basis of the shareholder's American Union Common Stock converted in the transaction, reduced by the amount of cash received, if any, on the conversion, and increased by the amount of gain recognized, if any, on the conversion (whether characterized as dividend or capital gain income).

     6. The holding period of the Valley Common Stock received by the shareholders of American Union in connection with the Merger will include the period during which their American Union Common Stock converted in the transaction was held, provided such stock was held as a capital asset on the date of the Merger. Section 1223(1).

                                              Very truly yours,